Exhibit (a)(7)
SunGard Capital Corp. And SunGard Capital Corp. II
Management Non-Qualified Performance-Based Option Agreement
Amendment Dated                     , 2009
          This Amendment to the Management Non-Qualified Performance-Based Option Agreement (this “Amendment”) is entered into by and between SunGard Capital Corp., a Delaware corporation (the “Company”), SunGard Capital Corp. II, a Delaware corporation (together with the Company, the “Companies”), and the undersigned (the “Optionee”), on                     , 2009.
          WHEREAS, the Company maintains the SunGard 2005 Management Incentive Plan, as amended (the “Plan”), for the benefit of its and its affiliates’ eligible employees, non-employee directors, and consultants and advisors who perform services for the Company or its affiliates;
          WHEREAS, the Companies and the Optionee entered into the Management Non-Qualified Performance-Based Option Agreement under the Plan (the “Agreement”), pursuant to which the Companies granted the Optionee a non-qualified stock option to purchase the number of Units (as defined in the Plan) stated therein, dated                     , 200___ (the “Option”);
          WHEREAS, Section 9 of the Plan provides that the Administrator (as defined in the Plan) may at any time amend the Option for any purpose which may at the time be permitted by law; provided, that, the Administrator may not, without the Optionee’s consent, alter the terms of the Option so as to affect adversely the Optionee’s rights under the Option;
          WHEREAS, pursuant to the Offer to Amend Certain Outstanding Performance-Based Stock Options and Restricted Stock Units, dated August 13, 2009, the Optionee tendered the Option to be amended as set forth herein; and
          WHEREAS, this Amendment applies to the portion of the Option that could be earned with respect to performance for the 2009 and 2010 calendar years. The Amendment does not affect the portion of the Option that vested on or before December 31, 2008, or any amounts to be earned for calendar years other than 2009 and 2010.
          NOW, THEREFORE, in consideration of the above recitals and the promises set forth in the Plan, the Agreement and this Amendment, the parties agree as follows:
1.	Section 2(k) is hereby amended to add the following new paragraph to the end:
     “Notwithstanding the foregoing, with respect to a termination of Employment described in Section 3(a) during the 2009 or 2010 calendar year, “Vest on a Pro Rata Basis” means that the Option shall continue to be earned through the end of the Year of Termination (but not thereafter), provided that only a portion of the Option that otherwise would have been earned at the end of such year shall be earned as of the end of the calendar year, such portion being determined by multiplying (i) the number of Units subject to the Option that otherwise would have been earned at the end of such calendar year based upon attainment of pre-determined performance goals, by (ii) (A) the number of days in which Optionee was employed by Employer during the Year of Termination divided by (B) 365 (rounded to the nearest whole number of Units); the portion of the Option that is earned for the Year of Termination as described in this paragraph shall vest as of the last day of the Year of Termination pursuant to Section 3(a).”
2.	The last paragraph in Section 2 is hereby amended in its entirety to read as follows:

“As used herein with respect to the Option, the Option shall be earned based on performance and shall vest based on Section 3 below, and the term “vest” means to become exercisable in whole or in specified part.”

3.	Section 3 is hereby amended in its entirety to read as follows:
     “3. Vesting of Option. The Option shall vest in accordance with Schedule A; provided, however, that:
(a)	if the Optionee’s Employment terminates as a result of (i) termination of the Optionee by Employer without Cause or (ii) the Optionee’s Disability or death, then the Option shall Vest on a Pro Rata Basis, and any unvested portion of the Option that was earned for the 2009 or 2010 calendar year shall become fully vested as of the Date of Termination;

(b)	if the Optionee’s Employment terminates as a result of resignation or retirement by the Optionee, then the Option shall be deemed to have stopped vesting as of the Date of Termination of such Optionee; no portion of the Option shall be earned for the calendar year in which the Date of Termination occurs;

(c)	if the Optionee’s Employment terminates as a result of termination by Employer for Cause, then the Option will be immediately forfeited by the Optionee and terminate as of the Date of Termination; and

(d)	upon a Change of Control during the Performance Period, the Compensation Committee of the Board and the CEO will determine in mutual consultation the effect of such Change of Control on the Option, which shall be treated in a manner they jointly consider equitable under the circumstances; provided that in the event of a Change of Control after the 2009 or 2010 calendar year, any portion of the Option that was earned with respect to the 2009 or 2010 calendar year and that has not yet vested shall vest in full upon the Change of Control.”

4.	Schedule A to the Agreement is hereby amended by adding the following new paragraphs to the end:

“2009 and 2010 Performance Goals:
1. Notwithstanding the foregoing, the foregoing Base Case performance goals shall be amended with respect to the 2009 or 2010 calendar years. As amended, with respect to each of the 2009 and 2010 calendar years, the Option shall be earned to the extent that the Amended Base Case (defined below) for each such calendar year is achieved during such period as follows and the portion of the Option that is earned for such calendar year shall vest in accordance with the vesting schedule set forth in paragraph 2 below:
     (a) If Actual Internal EBITA for such calendar year is less than or equal to 95% of the Amended Base Case for that year, the Option will not be earned for any Units at the end of that year;
     (b) If Actual Internal EBITA for such calendar year is between 95% and 100% of the Amended Base Case for that year, the number of Units underlying the Option that will be earned for the calendar year will be determined by interpolation at the linear rate of [1/93.98 for options with six-year performance periods] [1/78.32 for options with five-year performance periods] of the Units per one percentage point of Actual Internal EBITA (rounded to the nearest .0001 of a Unit);
     (c) If Actual Internal EBITA for such calendar year is above 100% but not greater than 106.25% of the Amended Base Case for that year, the number of Units underlying the Option that will be earned for the calendar year will be the sum of (i) the number of Options calculated in accordance with paragraph (b) above and (ii) the number of Options determined by interpolation at the linear rate of [1/299.41 for options with six-year performance periods] [1/249.51 for options with five-year performance periods] of the Units per one percentage point of Actual Internal EBITA in excess of 100% (rounded to the nearest .0001 of a Unit);
     (d) If Actual Internal EBITA for such calendar year is greater than 106.25% of the Amended Base Case for that year, the Option shall not be earned for any further Units than provided above until Actual Internal EBITA for such calendar year is equal to or greater than 100% of the Original Base Case (as defined below) for that year as such target appears in the Original Agreement (as defined below), at which point the Option shall be earned as follows:
          (i) if Actual Internal EBITA for such calendar year is between 100% and 106.25% of the Original Base Case for that year, the number of Units underlying the Option that will be earned for the calendar year will be the sum of (x) the number of Options calculated in accordance with paragraph (c) above and

(y) an amount determined by interpolation at the linear rate of [1/67.5 for options with six-year performance periods] [1/56.25 for options with five-year performance periods] of the Units per one percentage point of Actual Internal EBITA (rounded to the nearest .0001 of a Unit) between 100% and 106.25% of the Original Base Case; and
          (ii) if Actual Internal EBITA for such calendar year is equal to or greater than 106.25% of the Original Base Case for that year, the Option shall be earned for [1/6 for options with six-year performance periods] [1/5 for options with five-year performance periods] of the Units (rounded to the nearest .0001 of a Unit) at the end of that year;
provided that any Units that are not earned at the end of a particular calendar year may be earned at the end of a subsequent calendar year based on the cumulative Actual Internal EBITA as a percent of the cumulative Original Base Case (using the methodology described in the Original Agreement).
For purposes of this Amendment:
     “Original Base Case” means the Base Case set forth in this Agreement before this Amendment.
     “Original Agreement” means this Agreement as in effect before this Amendment.
     “Amended Base Case” means the Actual Internal EBITA targets for the Company for the 2009 and 2010 calendar years as follows: the Company’s final consolidated budgeted EBITA, as approved by the Board or Compensation Committee and as appears in the Company’s operating budget for each of the 2009 and 2010 calendar years.
2. The Option with respect to 25% of the total number of Units earned under paragraph 1 above for the 2009 or 2010 calendar year shall vest and be exercisable at the end of the applicable calendar year (“Initial Vesting Date”); and the remaining 75% of the total number of Units earned for the calendar year shall become vested and exercisable in equal monthly installments over the 36 months following the Initial Vesting Date starting with the first monthly anniversary of the Initial Vesting Date. All vesting shall be conditioned on continued service with the Company through the applicable vesting date.”
5.	This Amendment shall apply to the portion of the Option to be earned with respect to performance for the 2009 and 2010 calendar years. The Amendment shall not affect the portion of the Option that vested on or before December 31, 2008, or any amounts to be earned for calendar years other than 2009 and 2010.

6.	In all respects not amended, the Agreement is hereby ratified and confirmed.
[Signature Page Follows]

          IN WITNESS WHEREOF, the Companies and the Optionee agree to the terms of the foregoing Amendment dated as of                     , 2009.

SunGard Capital Corp. and	SUNGARD CAPITAL CORP.
SunGard Capital Corp. II	SUNGARD CAPITAL CORP. II

By:

Optionee	Name